10/21

02055743

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Herald Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

FILE NO. 82- 4295 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 11/5/02

West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

17 October 2002

02 OCT 21 AM 9:13

AR/S
6-30-02

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **33 pages follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

2001 Accounts, Reports and Statements dated 27 September 2002

Yours faithfully

M P WRIGHT
Executive Director

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

FAXED

27 September 2002

02 OCT 21 AM 11:54

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

By Facsimile: 1300 300 021 **33 pages only**

Dear Sir

2001 ACCOUNTS, REPORTS AND STATEMENTS

Please find enclosed the above for lodgement.

Yours faithfully

M WRIGHT
Executive Director

HERALD RESOURCES LIMITED

Directors' Report

for the year ended 30 June 2002

Your Directors present their report on the consolidated entity, consisting of Herald Resources Limited and the entities it controlled at the end of, or during, the year ended 30 June 2002.

Directors

The names and details of the Directors in office at the date of this report are:

	Name	Qualifications	Special Responsibilities	Securities held in Parent Company	
(1)	DIRECTORS			Shares	Options
	Terrence M Allen	Mr Allen has been extensively involved in exploration and management of listed mining companies since 1980. Mr Allen was eligible to attend and attended all of the 5 meetings of Directors that were held during the financial year.	CHAIRMAN & MANAGING DIRECTOR	14,786,714	300,000
	Michael P Wright BBus	Mr Wright has had 20 years experience in the resource sector in a corporate and financial capacity. He is also the company secretary of Herald Resources Limited. Mr Wright was eligible to attend and attended all of the 5 meetings of Directors that were held during the financial year.	FINANCE DIRECTOR	1,000,000	160,000
	Graeme J Hutton BSc(Hons) FAusIMM	Mr Hutton has had over 25 years experience in the mining and exploration industry. Mr Hutton was eligible to attend and attended all of the 5 meetings of Directors that were held during the financial year.	CONSULTANT GEOLOGIST	50,000	300,000

Directors' interest in contracts

Mr Wright is a director and has financial interest in a company, which is providing consulting services to the parent entity. The parent entity has entered into an employment contracts with Mr Allen and Mr Wright. Other than the foregoing and the Directors' benefits mentioned hereunder, no Director holds an interest, whether directly or indirectly, in a contract or proposed contract with the Company or a related corporation.

Principal activities

The principal activities of the corporations in the consolidated entity during the year were mineral exploration, the preparation for the resumption of gold mining operations, and investment. Other than the foregoing, there were no significant changes in those activities during the year.

Result of operations

The net loss, after tax, of the consolidated entity for the financial year was $2,228,604 (2001 $1,471,828).

Directors' Report (Cont'd)

Dividends

No dividends were paid during the 2001/2002 year. The Directors have not recommended a dividend for the 2001/2002 year.

Significant changes in state of affairs

Other than the decision to restructure the Coolgardie Joint Venture and re-commence gold mining operations, there were no significant changes in the state of affairs of the consolidated entity during the year.

Review of operations and likely developments

In the opinion of the Directors, the operations of the parent entity for the financial year, likely developments in the operations of the consolidated entity and the expected results of those operations known at the date of this report have been covered generally herein and elsewhere in the Annual Report. The consolidated entity's future profitability may be affected by unforeseen factors, such as civil unrest, movements in the metal prices and exchange rates, government actions and policies, native title constraints, changes in reserves and the resumption or otherwise of income-producing operations.

Environmental issues and regulations

The consolidated entity has interests in mining tenements (including prospecting, exploration and mining leases). The leases and licence conditions contain environmental obligations. To the best of the knowledge of the Directors, the consolidated entity has not contravened any environmental obligations and no claims have been made of any breaches.

The consolidated entity has made significant progress in addressing environmental issues, which have arisen from historical operations at our mining sites.

With mining operations completed at a number of the consolidated entity's sites, the emphasis has been on rehabilitating those sites to a level that establishes a self sustaining ecosystem, stable and safe site suitable for the next or final land use.

Sandstone

The Oroya, Bulloak, and Two Mile Hill/Shillington closed mine sites are regularly monitored to ascertain how the rehabilitation/revegetation programs conducted to date have progressed. Further re-seeding of some areas may be required in future years. Outstanding performance bonds in favour of the Minister for State Development for $78,000 are unlikely to be retired until satisfactory vegetation growth has occurred.

Coolgardie

Environmental monitoring of vegetation and groundwater is being maintained. Areas disturbed by the earthworks in 1999/2000 that were seeded were showing excellent native vegetation growth, however lack of good rainfall in recent months is impacting on that growth. Further re-seeding may be required in future years.

Although no major earthworks were undertaken during 2001/2002 Herald is committed to rehabilitating the mined areas.

The consolidated entity still has an obligation to complete rehabilitation of the Lindsays, CNX, King Solomon, Kings Cross, Tindals, Greenfields and Three Mile Hill mine sites. The cost of some of this rehabilitation will be shared 50/50 between Herald and the Coolgardie Mining Company Pty Ltd. Herald's estimated share of the cost is $1.9 million.

Outstanding performance bonds in favour of the Minister for State Development total $1,281,000 at balance date.

Post balance date events

Other than as mentioned in Note 31 to the accounts, circumstances have not arisen since the end of the financial year that have affected or may significantly affect in subsequent financial years:

- (i) the operations of the consolidated entity;
- (ii) the result of those operations; or
- (iii) the state of affairs of the consolidated entity.

Directors' Report (Cont'd)

The likely developments in the operations of the consolidated entity in subsequent financial years are that the consolidated entity will continue to produce gold, continue to explore its other holdings in an attempt to bring them into production, and to utilise its cash reserves and expertise to add value to investment activities.

Audit Committee

The parent entity does not have an Audit Committee as the size of the Board and the scope of activities does not at this stage warrant the formation of such a committee. Regular contact is made between the Board and its external auditors, and any audit matters requiring attention are discussed by the Board at the relevant meetings.

Directors' benefits

Mr Wright has a financial interest in a company which is providing consultancy services to the parent entity. The parent entity has taken out Directors' and Officers' liability insurance. A subsidiary entity has advanced loan funds to Messrs Allen and Wright to convert options into fully paid shares pursuant to the 1996 and 2000 Herald Option Incentive Schemes. Other than the foregoing, since the end of the previous financial year no Director of the parent entity has received or become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts or consolidated entity accounts, or the fixed salary of a full-time employee of the Company or of a related corporation) by reason of a contract made by the parent entity or a related corporation with the Directors or with a firm of which the Director is a member, or with a company in which the Director is a member, or with a company in which the Director has a substantial financial interest.

Remuneration of Directors and executives

Emoluments of Directors and senior executives are set by reference to payments made by other mining and exploration companies of similar size, and by reference to the skills and experience of the Directors and executives. The emoluments are not linked to performance, although the parent entity has an Option Incentive Scheme in which the Directors and executives may participate.

Details of the nature and amount of each element of the emoluments of each Director of Herald Resources Limited and each of the 5 officers of the parent entity and the consolidated entity receiving the highest emoluments are set out in the following tables.

Directors of Herald Resources Limited

Name	Base Salary or M/fee $	* Motor Vehicle $	Directors fees $	Superannuation $	Retirement Benefit $	* Share Options	Other Benefits $	Total $
T M Allen Chairman & Managing Director	173,999	16,963	15,000	31,320	-	-	-	237,282
M P Wright Executive Director	40,000	15,675	10,000	12,800	-	-	98,703	177,178
G J Hutton Non executive Director	-	-	15,000	1,200	-	-	-	16,200

* Non cash – deemed calculation only

Directors' Report (Cont'd)

Other executives of Herald Resources Limited and the consolidated entity

Name	Base Salary $	* Motor Vehicle $	Directors fees $	Superannuation $	Retirement Benefit $	* Share Options	Other Benefits $	Total $
T W Middleton Mgr Internat Expl	93,226	10,177	-	34,915	-	-	-	138,318
I N Bruce Project Geologist	112,500	-	-	-	-	12,000	6,600	131,000
B L Kirkpatrick Mgr Aust. Expl	70,000	-	-	30,980	-	-	-	100,980
V J Roberts Property Manager	76,650	11,809	-	6,132	-	-	-	94,591
R K Brookes Mgr Accounts & Admin	73,499	3,848	-	5,880	-	-	-	83,227

* Non cash – deemed calculation only

Information on options issued as part of the remuneration of Directors of Herald Resources Limited and each of the 5 executive officers of the Company and the consolidated entity receiving the highest emoluments are set out in the next section of this report.

Share options granted to Directors and most highly remunerated officers

Options over unissued ordinary shares of Herald Resources Limited granted during or since the end of the financial year to any of the Directors or the 5 most highly remunerated officers of the Company and consolidated entity as part of their remunerations were as follows:

	Options Issued
Directors	
M P Wright, Executive Director, Herald & IAX	160,000
Other executives of Herald Resources Limited and the consolidated entity	
T W Middleton, Manager International Exploration	115,000
J S Brock, President, IAX	160,000
M B Harrison, Director, IAX	160,000
W J Roberts, Exploration Advisor, IAX	100,000
J P Webb, Corporate Secretary, IAX	40,000
A Winstanley, Indonesian Consultant	100,000

All of the above options were issued in substitution to existing options (pursuant to Plan of Arrangement with International Annax Ventures Inc).

Options Oustanding

At the date of this report: 1,390,000 options were outstanding under the Herald 2000 option incentive scheme. Since the last report, 150,000 options were issued, and 2,010,000 were exercised options.

735,000 options were outstanding, having been issued pursuant to the Plan of Arrangement with subsidiary International Annax Ventures Inc. Since the last report, 835,000 options were issued and 100,000 options were exercised.

Directors' Report (Cont'd)

NATIVE TITLE

On 3 June 1992 the High Court of Australia held in *Mabo -v- Queensland* that the common law of Australia recognises a form of native title. In order to maintain a native title claim the persons making such claim must show that they enjoyed certain customary rights and privileges in respect of a particular area of land and that they have maintained their traditional connection with that land. Such a claim will not be recognised if the native title has been extinguished, either by voluntary surrender to the Crown, death of the last survivor of a community entitled to native title, abandonment of the land in question by that community or the granting of an "inconsistent interest" in the land by the Crown. An example of inconsistent interest would be the granting of a freehold or some types of leasehold interest in the land. The granting of a lesser form of interest will not extinguish native title unless it is wholly inconsistent with native title.

The Racial Discrimination Act 1975 (**"RDA"**) enacted by the Federal Parliament, is binding on the States of Western Australia and generally makes racial discrimination unlawful. Some legal commentators have raised the question of whether, in the case of the grant of a post 1975 mining tenement, if such grant is found to be discriminatory and therefore unlawful under the RDA, the result may be either that the grant of the mining tenement is invalid, or that such grant would give rise to a claim for compensation by the affected Aborigines against the Commonwealth.

The Commonwealth Parliament responded to the Mabo decision by passing the *Commonwealth Native Title Act 1993* (**"Commonwealth Act"**) while the Western Australian Parliament passed its own legislation, the *Land (Titles and Traditional Usage) Act 1993* (**"WA Act"**) prior to the Commonwealth Act. On 16 March 1995 the High Court found that the WA Act was invalid, which means that Western Australia must now comply with the Commonwealth Act. The Western Australian State Government has since passed the Titles Validation Act 1995, which provides for the validation of tenements granted prior to 1 January 1994. The status of tenements granted pursuant to the now inoperative WA Act during the period 1 January 1994 to 16 March 1995 is less certain, although the State Government has stated that such titles will be deemed valid unless proven invalid and the amendments referred to below go some way towards addressing the issue of validity.

The recent *Native Title Amendment Act 1998* (**"Amendment Act"**) provides for certain amendments to the Commonwealth Act. These amendments include the validation of any titles, which may have been invalidly granted over pastoral leases and certain other leasehold interests during the period 1 January 1994 to 23 December 1996. Other significant amendments include a revised threshold test for the acceptance of claims, confirmation of extinguishment of native title by the grant of "exclusive possession" pastoral leases and certain other leasehold interests and provisions intended to deal with overlapping claims.

In the event that native title is established by an indigenous community over an area the subject of Herald's mining tenements, the nature of the native title may be such that consent to mining may be required by that community but is withheld. The issue of what exactly comprises "native title" is unclear, with the High Court recently finding in the Ward Case that native title comprises a "bundle of rights" which will vary from case to case. What the High Court did find in that case was that native title rights do not extend to minerals or petroleum on the basis that any native title to minerals or petroleum, which may have existed was extinguished at the time when minerals were vested in the Crown.

Native title claims (in some cases multiple) have been made over all of Herald's Australian projects. None of the claims have yet been determined by the Federal Court.

At Coolgardie, Herald's core mining tenements were granted prior to 1 January 1994. Subject to the abovementioned determination of what constitutes "native title" the re-commencement of mining activities on those mining tenements has not required the consent of the several native title claimants. Whilst exploration can still proceed on currently granted mining tenements the major impact will be on future grants of mining tenements, which will be subject to the Commonwealth Act.

At Mt David, Herald successfully negotiated with the native title claimants, which enables Herald to undertake its exploration activities.

Directors' Report (Cont'd)

Insurance of Directors and officers

During the financial year, Herald Resources Limited paid a premium of $32,640 to insure the Directors of the Company and its controlled entities.

The liabilities insured are costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the Directors and officers in their capacity as officers of entities in the consolidated entity.

Dated at Perth this 27th day of September 2002.
Signed in accordance with a resolution of Directors.

M P WRIGHT
Director

Corporate Governance Statement

for the year ended 30 June 2002

This statement outlines the main corporate governance practices that were in place throughout the 2001/2002 financial year.

Board of Directors

The individual board members' capacities, at the date of this statement, are as follows:

T M Allen (Chairman)	-	Executive
M P Wright	-	Executive
G J Hutton	-	Non-Executive

Nomination Principles

The composition of the Board is determined using the following principles:

- The Board presently comprises three Directors. This number may be increased where it is felt additional expertise is required in specific areas, or when an outstanding candidate materialises.
- The Board should comprise Directors with a broad range of expertise, both nationally and internationally.

Terms and Conditions Relating to Appointment and Retirement of Directors

Directors are firstly appointed by the Board and subsequently ratified at the first shareholders meeting held after the Director's appointment. A Director is normally appointed for three years and needs to retire after three years but may seek re-election at a shareholders' meeting. In effect, one third of the Directors retire each year and seek re-election. All necessary consents and resignation notices are required to be completed.

Independent Professional Advice

Each Director has the right to seek independent professional advice at the consolidated entity's expense. However, prior approval of the Chairman, which should not be unreasonably withheld, is required.

Procedures for Establishing and Reviewing Compensation Arrangements for Directors and Senior Executives

Currently, the full Board meets to discuss the issue of compensation to Directors, with each Director being absent during the determination of their respective compensation arrangements. The executive Directors meet to discuss the issue of compensation to senior executives.

Procedures for Nominating External Auditors and Reviewing Their Appointment

The legal requirements for appointment of auditors, outlined in the Corporations Law, are followed. The existing Auditors' performance is regularly monitored and discussions are held frequently between the Auditors and individual board members. Any written matters raised by the Auditors are discussed and dealt with at full Board meetings. The Auditors, on request, may attend Board meetings to discuss any matter that they believe warrants attention by the Board. The Auditors also regularly attend shareholder meetings of the consolidated entity.

Business Risks

Significant areas of concern are discussed at board level. Where appropriate, senior executives and appropriate experts are invited to address board meetings on the major risks facing the consolidated entity and to develop strategies to mitigate those risks.

Ethical Standards

The Board of Directors is committed to a policy of upholding the highest standards of ethical behaviour throughout the organisation.

The Role of the Shareholders

The Board aims to ensure that the shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Information is communicated to shareholders via annual reports, significant progress reports and investor relations programs.

Herald Resources Limited is a corporate member of the Australian Shareholders Association.

HERALD RESOURCES LIMITED

Statement of Financial Performance

for the year ended 30 June 2002

	NOTE	CONSOLIDATED ENTITY		PARENT ENTITY	
		2002	2001	2002	2001
REVENUES FROM ORDINARY ACTIVITIES	2	2,612,672	2,079,752	1,999,628	616,690
Raw materials and consumables used		-	-	-	-
Employee benefits expense		(979,864)	(1,051,022)	(637,258)	(617,173)
Rehabilitation cost		(459,464)	-	(80,000)	-
Exchange gains (losses)		(124,564)	50,470	(404)	-
Depreciation and amortisation expense		(44,589)	(59,080)	(37,450)	(55,216)
Exploration expenditure written off		(1,504,454)	(1,012,123)	(492,623)	(947,913)
Administration and other expenses from ordinary activities		(1,993,110)	(1,607,487))	(2,013,407)	(955,893)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(2,493,373)	(1,599,490)	(1,261,514)	(1,959,505)
Income tax expense relating to ordinary activities	3	-	-	-	-
PROFIT (LOSS)		(2,493,373)	(1,599,490)	(1,261,514)	(1,959,505)
Profit (loss) attributable to outside equity interests		264,769	127,662	-	-
PROFIT (LOSS) ATTRIBUTABLE TO MEMBERS OF HERALD RESOURCES LIMITED		(2,228,604)	(1,471,828)	(1,261,514)	(1,959,505)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		($2,228,604)	($1,471,828)	($1,261,514)	($1,959,505)
Basic earnings per share (cents per share)	29	(5.2)	(3.5)		
Diluted earnings per share (cents per share)	29	(4.8)	(3.2)		

Notes to and forming part of the Statement of Financial Performance are attached.

HERALD RESOURCES LIMITED

Statement of Financial Position

as at 30 June 2002

	NOTE	CONSOLIDATED ENTITY		PARENT ENTITY	
		2002	2001	2002	2001
CURRENT ASSETS					
Cash assets		2,289,720	4,468,281	4,596	5,000
Receivables	4	606,909	415,140	1,556,095	592,715
Prepayments	4	83,272	57,315	41,566	32,966
Inventories	5	349,249	39,480	-	-
Investments	6	154,153	1,084,000	40,153	1,000,000
TOTAL CURRENT ASSETS		3,483,203	6,064,216	1,642,410	1,630,681
NON CURRENT ASSETS					
Receivables	7	194,093	273,501	4,623,653	3,991,339
Investments	8	20,025	20,025	4,563,724	3,573,094
Plant, equipment, and vehicles	9	2,225,258	1,784,032	110,777	151,043
Other	10	5,528,348	4,852,414	-	-
TOTAL NON-CURRENT ASSETS		7,967,724	6,929,972	9,298,154	7,715,476
TOTAL ASSETS		11,451,027	12,994,188	10,940,564	9,346,157
CURRENT LIABILITIES					
Payables	11	1,526,915	717,847	200,112	164,312
Interest bearing liabilities	12	14,929	47,698	14,687	25,764
Provisions	13	354,314	640,365	263,038	209,162
TOTAL CURRENT LIABILITIES		1,896,158	1,405,910	477,837	399,238
NON-CURRENT LIABILITIES					
Payables	14	-	-	6,291,951	3,594,630
Provisions	15	1,864,964	1,405,000	80,000	-
TOTAL NON-CURRENT LIABILITIES		1,864,964	1,405,000	6,371,951	3,594,630
TOTAL LIABILITIES		3,761,122	2,810,910	6,849,788	3,993,868
NET ASSETS		$7,689,905	$10,183,278	$4,090,776	$5,352,289
EQUITY					
Parent entity interest					
Contributed equity	16	13,839,897	13,839,897	13,839,897	13,839,897
Reserves	17	1,600,000	1,600,000	-	-
Retained profits (accumulated losses)	18	(8,940,783)	(6,712,179)	(9,749,121)	(8,847,607)
Equity attributable to members of Herald Resources Limited		6,499,114	8,727,717	4,090,776	5,352,289
Outside equity interest	26	1,190,791	1,455,561	-	-
TOTAL EQUITY		$7,689,905	$10,183,278	$4,090,776	$5,352,289

Notes to and forming part of the Statement of Financial Position are attached.

HERALD RESOURCES LIMITED

Statement of Cash Flows

for the year ended 30 June 2002

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Gold and other income	712,567	1,447,137	295,486	352,631
Payment to suppliers and employees	(1,966,889)	(3,267,867)	(1,322,809)	(1,287,372)
Dividends received	40,518	2,000	40,518	2,000
Interest received	167,483	330,668	(620)	4,477
Interest paid	-	-	-	–
Net cash outflow from operating activities	(1,046,321)	(1,488,062)	(987,425)	(928,264)
CASH FLOWS FROM INVESTING ACTIVITIES				
Advances to entities	(104,000)	-	(10,000)	-
Advances repaid by entities	79,432	77,878	-	-
Payments for investments	(309,153)	-	(1,269,783)	(1,412,509)
Proceeds from sale of investments	1,693,472	131,748	1,658,780	131,748
Payments for property, plant and equipment	(511,040)	(14,852)	(12,407)	(14,852)
Proceeds from sale of property, plant and equipment	15,464	47,355	5,464	22,673
Mine development, exploration and evaluation expenditure	(1,960,319)	(3,168,963)	(492,623)	(947,923)
Net cash outflow from investment activities	(1,096,144)	(2,926,834)	(120,569)	(2,220,863)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of shares	-	819,338	-	254,550
Advances from related entities	-	-	2,697,321	3,697,791
Advances to related entities	-	-	(1,578,249)	(882,327)
Net cash inflow from financing activities	-	819,338	1,119,072	3,070,014
NET INCREASE/(DECREASE) IN CASH HELD	(2,142,465)	(3,595,558)	11,078	(79,113)
Cash at the beginning of the financial year	4,420,583	8,010,772	(20,764)	58,349
Effect of exchange rate differences on cash held in foreign currencies	(3,326)	5,369	(404)	-
CASH AT THE END OF THE FINANCIAL YEAR	$2,274,792	$4,420,583	($10,090)	($20,764)

Notes to and forming part of the Statement of Cash Flows are attached.

Statement of Cash Flows (Cont'd)

for the year ended 30 June 2002

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2002	2001	2002	2001
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO OPERATING PROFIT (LOSS) AFTER INCOME TAX				
Operating profit (loss) after income tax	(2,228,604)	(1,471,828)	(1,261,514)	(1,959,505)
Non cash flows in profit (loss)	-	-	-	-
Capitalised exploration expenditure written-off or provided for	1,504,454	1,012,123	492,623	947,923
Rehabilitation provision	70,969	-	80,000	-
Depreciation, amortisation, & waste removal adjustments	44,589	72,081	37,450	55,216
Provision for employee entitlements	43,944	98,826	53,876	74,533
Loss (profit) on sale of investments	(454,472)	(2,076)	(419,780)	(2,076)
Loss (profit) on sale of property, plant & equipment	9,760	46,210	9,760	4,024
Writeback of loan amount/provision for doubtful debt	-	(108,000)	1,000	(101,921)
Minority interests	(279,725)	(136,805)	-	-
Operator fees	(190,709)	(310,138)	-	-
Change in assets and liabilities				
Inventories decrease	(309,769)	3,041	-	-
Payables and accruals increase (decrease)	960,875	(186,219)	35,800	(52,592)
Receivables (increase) decrease	(137,857)	(445,359)	(17,044)	106,134
Exchange (gains) losses	(79,776)	(59,917)	404	-
Net cash outflow from operating activities	($1,046,321)	($1,488,062)	($987,425)	($928,264)
Cash represents:				
Bank overdraft	(14,928)	(47,698)	(14,686)	(25,764)
Cash on hand	500	1,200	500	500
Cash at bank	220,270	11,180	4,096	4,500
Cash on deposit	2,068,950	4,455,901	-	-
	$2,274,792	$4,420,583	($10,090)	($20,764)

Notes to and forming part of the Statement of Cash Flows are attached.

Notes to and forming part of the Financial Statements

for the year ended 30 June 2002

1. **Summary of accounting policies**

Basis of accounting

The general purpose financial report has been prepared in accordance with the historical cost convention except to the extent that certain assets have been revalued as described in the financial statements. The financial report has been prepared on an accrual basis and has also been prepared in accordance with the provisions of the Corporations Act, applicable accounting standards and other mandatory professional reporting requirements in Australia.

Principles of consolidation

The consolidated accounts incorporate the assets and liabilities of all entities controlled by Herald Resources Limited ("parent entity") as at 30 June 2002 and the results of all controlled entities for the year then ended. Herald Resources Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Where applicable, outside equity interests in the results and equity of controlled entities are shown separately in the consolidated Statement of Financial Performance and Statement of Financial Position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated Statement of Financial Performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Income tax

The consolidated entity follows the policy of tax effect accounting. Under this method the income tax expense for the year is related to operating profit before tax after allowing for permanently non-allowable and non-assessable items. The adoption of this policy may result in the existence of a deferred income tax liability and a future income tax benefit.

The eventual payment of the liability and recoverability of the asset are contingent upon the future profitability of the particular company's operations, continued compliance with the conditions for deductibility imposed by the law and the taxation law itself not changing in a manner which would adversely affect asset recoverability or which would extinguish the liability.

Mine buildings, machinery and equipment

The cost of each item of buildings, machinery and equipment is written off over its expected economic life. Each item's economic life has due regard both to its own physical life limitations and to present assessments of economically recoverable resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The total net carrying values of mine buildings, machinery and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

The expected useful lives are as follows:

Plant	5 to 10 years
Office equipment	2 to 5 years
Furniture and fittings	5 to 10 years

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

Mine properties

Mine properties represent the accumulation of all exploration, evaluation, and development expenditure incurred by or on behalf of the entity in relation to areas of interest in which mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Amortisation of costs are provided on the unit-of-production method, separate calculations being made where appropriate for each mineral resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of the economically recoverable mineral resources (comprising both measured and indicated mineral resources).

The net carrying value of each mine property is reviewed regularly and, to the extent to which this value exceeds its recoverable amount that excess is fully provided against in the financial year in which this is determined.

Pre-stripping costs (included under mine properties) are amortised over the estimated ore tonnages from the date of commencement of commercial production.

Royalties and other mining imposts

Ad valorem royalties and other mining imposts are accrued and charged against earnings when the liability from production or sale of the mineral crystallises. Profit-based royalties are accrued on a basis which matches the annual royalty expense with the profits on which the royalties are assessed (after allowing for permanent differences).

Valuation of inventories

Raw materials, stores and gold stocks are valued at the lower of cost and net realisable value. Cost is determined on an average basis and comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure.

Employee entitlements

Employee entitlements for annual and long service leave have been accrued or provided for in accordance with the provisions of the particular legislation and accounting standards. That part of the entitlement, which is expected to be utilised within the next twelve months is included in current liabilities.

Exploration, development and joint venture expenditure

Exploration, development and joint venture expenditure carried forward represents an accumulation of net costs incurred in relation to separate areas of interest for which rights of tenure are current and in respect of which:

(i) such costs are expected to be recouped through successful development and exploitation of the area, or alternatively by its sale, or

(ii) exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to the areas are continuing.

Accumulated costs in respect of areas of interest, which are abandoned are written off in the Statement of Financial Performance in the year in which the area is abandoned.

The net carrying value of each property is reviewed regularly and, to the extent to which this value exceeds its recoverable amount that excess is fully provided against in the financial year in which this is determined.

Comparative figures

Where appropriate, prior year figures have been re-classified to correspond with current year figures.

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

Foreign currency transactions and balances

Foreign currency transactions during the period are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at year end.

The gains and losses from these conversions of short and long term balances, whether realised or unrealised, are included in operating results. The assets and liabilities of any overseas controlled entity are translated at year-end rates, and operating results are translated at the rates of exchange applicable at the dates of the transaction. Profits and losses arising on translation are written off to the Statement of Financial Performance.

Revenue recognition, gold hedging and trading

(a) Gold forward sales and option contracts

Gold forward sales and option contracts relating to the consolidated entity's expected future production are treated as a hedge of its future sales revenues. Accordingly, unrealised gains arising on these contracts are not brought to account until physical delivery of gold against the contracts takes place or the contracts are retired or restructured. Realised gains on gold forward sales and option contracts are brought to account as they occur.

On early termination of a gold hedge, any gain or loss is deferred if the anticipated purchase or sale of gold is still expected to occur. The gain or loss will be included in the measurement of the purchase or sale at the time the transaction takes place. If a gold hedge is terminated because the anticipated transaction is no longer expected to occur, the deferred gain or loss is recognised in the Statement of Financial Performance at the date of the termination.

(b) Spot sales of gold

Revenue from spot sales of gold are recognised upon delivery of gold to the purchaser and risk of loss passes to the buyer.

Cash

For the purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Joint Ventures

Unincorporated

The consolidated entity's interest in joint ventures is brought to account by including in their respective categories the amount of:

i) the share of the individual assets employed in the joint ventures;

ii) liabilities incurred in relation to the joint ventures including the share of liabilities for which the consolidated entity is jointly and/or severally liable; and

iii) the share of expenses incurred in relation to the joint ventures.

Incorporated

i) the investment in the share capital of the joint venture company; and

ii) the amount of the carrying value of receivables and/or amounts owing from/to the joint venture company.

Restoration, rehabilitation and environmental expenditure

Restoration, rehabilitation and environmental expenditure to be incurred during the production phase of operations is accrued when the need for such expenditure is established, and then written off as part of the cost of production of the mine property concerned. Significant restoration, rehabilitation and environmental expenditure to be incurred subsequent to the cessation of production at each mine property is accrued, in proportion to production, when its extent can be reasonably estimated.

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

The consolidated entity has certain obligations for restoration and rehabilitation of mining areas following the completion of production. Such obligations are being accrued in proportion to production and the accrual will be adequate to meet those obligations once production from the mineral resource is completed.

Restoration, rehabilitation, and environmental obligations recognised include the costs of reclamation, plant and waste site closure and subsequent monitoring of the environment. Costs are estimated on the basis of current undiscounted costs, current legal requirements and current technology. Estimated costs are reassessed annually. Changes in estimates of costs relating to producing areas are dealt with prospectively over the remaining mine life.

Investments

Investments in listed and unlisted securities, other than controlled entities in the consolidated accounts, are brought to account at cost, and dividend income is recognised in the Statement of Financial Performance when received.

Maintenance and repairs

Maintenance, repair costs and minor renewals are charged as expenses as incurred.

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2002	2001	2002	2001
2. Revenues from ordinary activities				
Operating activities				
Sales and hedging revenues	607,750	1,404,000	-	-
Proceeds on sale of investments	1,693,472	131,748	1,658,780	131,748
Interest received	150,651	343,512	(620)	4,477
Dividends received	40,518	2,000	40,518	2,000
Operator fees	-	-	190,709	310,138
Other revenues	104,817	43,137	104,777	145,654
	2,597,208	1,924,397	1,994,164	594,017
Non-operating activities				
Proceeds on disposal of property, plant & equipment	15,464	47,355	5,464	22,673
Write-back of loan amount	-	108,000	-	-
	15,464	155,355	5,464	22,673
Total revenues from ordinary activities	$2,612,672	$2,079,752	$1,999,628	$616,690
3. Profit (loss) from ordinary activities is after the following:				
Gains				
Net gain on disposal of non-current assets				
Listed investments	454,472	2,076	419,780	2,076
Property, plant & equipment	(9,760)	(17,025)	(9,760)	(4,024)
Expenses				
Depreciation of fixed assets	44,589	59,080	37,450	55,216
Exploration expenditure written-off or provided for	1,504,454	1,012,123	492,623	947,923
Amounts set aside to provisions				
Doubtful debts	-	-	1,000	(101,921)
Employee entitlements	82,944	98,826	53,876	74,533
Rehabilitation of mine sites	459,964	-	80,000	-
Interest & finance charges paid/payable to other persons		-		-
Exchange losses	124,564	59,917	404	-
Government royalties & mining imposts	-	-	-	-

No tax is payable as the company and the consolidated entity incurred losses for the year (accounting and tax).

The future tax benefit not booked is contingent upon the future profitability of the consolidated entity's operations, continued compliance with the conditions for deductibility imposed by the law, and the taxation law not changing in a manner which would adversely affect asset recoverability.

Due to the nature of the income tax legislation in relation to gold mining entities and the uncertainty of income tax rulings pertaining to the industry, there always exists the possibility that income tax provided in the accounts may differ to the tax payable upon preparation of the income tax return and any review by the Australian Taxation Office. Every effort has been made to ensure that the parent and consolidated provision for income tax and income tax expense is materially correct.

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2002	2001	2002	2001
4. Receivables (current)				
Other amounts receivable	566,908	395,140	1,546,095	592,715
Security deposits/bonds	40,000	20,000	10,000	-
Prepayments	83,272	57,315	41,566	32,966
	$690,180	$472,455	$1,597,661	$625,681

Included in the parent entity's "Other amounts receivable" is an amount due by International Annax Ventures Inc (a partly owned subsidiary of Herald Resources Limited at balance date) of $1,472,209 (2001: $523,588).

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2002	2001	2002	2001
5. Inventories (current)				
Raw materials and stores, at cost	349,249	39,480	-	-
Work in progress	-	-	-	-
Finished goods	-	-	-	-
	$349,249	$39,480	$ -	$-
6. Investments (Current)				
Tradeable Securities – listed	154,153	84,000	40,153	-
– unlisted	-	1,000,000	-	1,000,000
	$154,153	$1,084,000	$40,153	$1,000,000

All tradeable securities have been valued at the lower of cost and net realisable value. See also Note 8.

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2002	2001	2002	2001
7. Receivables (non-current)				
Loans to controlled entities	-	-	5,912,816	5,279,502
Provision for loan write down	-	-	(1,289,163)	(1,288,163)
Loans to other entities	175,500	208,954	-	-
Deposits and bonds	18,593	64,547	-	-
	$194,093	$273,501	$4,623,653	$3,991,339

The majority of the amounts recoverable from controlled entities are subject to the successful development and exploitation of the projects owned by the controlled entities or alternatively the sale of the parent entity's interest therein at amounts at least equal to book values. At 30 June 2002 the debts due by the controlled entities were amounts due by Persian Resources NL (fully provided for) and Goldfan Ltd and Hereos Pty Ltd.

The bonds are security deposits with the Indonesian Director General of General Mining and are refundable upon the relevant company expending a mutually agreed amount on the exploration work program on the relevant property in Indonesia.

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

8. Investments (non-current)

The following investments are valued at cost less write down to fair market values				
Shares in controlled entities - listed	-	-	4,523,477	3,532,847
Shares in controlled entities - unlisted	-	-	20,222	20,222
Shares and options in other corporations -listed	-	-	-	-
		-	4,543,699	3,553,069
Provision for diminution in value	-	-	-	-
	-	-	4,543,699	3,553,069
Non-traded shares in other corporations (not listed)	20,025	20,025	20,025	20,025
Provision for diminution in value	-	-	-	-
	20,025	20,025	20,025	20,025
	$20,025	$20,025	$4,563,724	$3,573,094

Non-traded shares in other corporations
Non-traded shares in other corporations have been valued by the Directors at their assessed recoverable amount, being the present value of net cash inflows from expected future dividends and subsequent disposal of the shares. The revaluation was not made in accordance with a policy of regular revaluation. No capital gains tax would be payable if the shares were sold at the reporting date at the recognised amount.

Traded investments – net fair values

(See also Note 6 above)
Some of the above investments and tradeable securities, as indicated, are listed on a stock exchange. The market values of the quoted shares and options, calculated on the official quotation on the stock market of that exchange, as at 30 June 2002, are as follows:

	$63,000	$360,000	$362,375	$9,001,249
The sale of the above securities at balance date for the net fair values shown would have given rise to a capital gains tax liability of:	$6,854	$82,800	$1,439,623	$2,594,000

9. Plant, Equipment, and Vehicles

Property, plant, equipment, and vehicles, at cost	5,084,553	4,720,273	665,774	790,127
Less accumulated depreciation	(2,859,294)	(2,936,241)	(554,997)	(639,084)
	$2,225,258	$1,784,032	$110,777	$151,043

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2002	2001	2002	2001
Movements in carrying amounts:				
Written down value at beginning of year	1,784,032	1,934,827	151,043	218,104
Purchases	495,774	14,852	12,407	14,852
Sales	(25,224)	(160,119)	(15,224)	(98,216)
Written off	-	(54,191)	-	(12,005)
Depreciation written back	15,265	107,744	-	83,524
Depreciation for year	(44,589)	(59,080)	(37,450)	(55,216)
Written down value at end of year	$2,225,258	$1,784,032	$110,777	$151,043

10. Other (non-current)

	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT 2002	PARENT 2001
Exploration and evaluation expenditure in respect of areas of interest still in the exploration and/or evaluation phase (see also Note 27)	5,268,348	4,852,414	-	-
Less provision for write-down	-	-	-	-
	5,268,348	4,852,414	-	-
Costs in respect of an area of interest in which production has commenced (mine properties)	260,000	-	-	-
Less accumulated amortisation	-	-	-	-
	260,000	-	-	-
	$5,528,348	$4,852,414	$ -	$ -

Recoverability of the parent entity's and consolidated entity's interests in property, plant, equipment, and vehicles and capitalised exploration and development expenditure is subject to the successful development and exploitation of the projects owned by the consolidated entity and/or sale of the parent entity's and consolidated entity's interests therein at amounts at least equal to book values.

11. Payables (current)

	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT 2002	PARENT 2001
Trade creditors	1,204,017	97,868	56,219	27,641
Other creditors and accruals	322,898	619,979	143,893	136,671
	$1,526,915	$717,847	$200,112	$164,312

12. Interest bearing liabilities

	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT 2002	PARENT 2001
Bank overdraft (unsecured)	14,929	47,698	14,687	25,764
	$14,929	$47,698	$14,687	$25,764

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

		CONSOLIDATED ENTITY		PARENT ENTITY	
		2002	2001	2002	2001
13.	**Provisions (current)**				
	Employee entitlements	354,314	271,371	263,038	209,162
	Rehabilitation of mine sites	-	368,994	-	-
		$354,314	$640,365	$263,038	$209,162
14.	**Payables (non-current)**				
	Other loans	-	-	6,291,951	3,594,630
		$ -	$ -	$6,291,951	$3,594,630
15.	**Provisions (non-current)**				
	Rehabilitation of mine sites (see also Note 18)	$1,864,964	$1,405,000	$80,000	$ -
16.	**Contributed equity**				
	Issued and paid up capital				
	42,570,749 ordinary fully paid shares (2001: 42,570,749)	$13,839,897	$13,839,897	$13,839,897	$13,839,897

Movement in issued capital

NIL

Options

The parent entity had share options outstanding at 30 June 2002 as follows:

3,400,000 options to subscribe for ordinary fully-paid shares at $0.45 on or before 30 September 2003 pursuant to the 2000 option incentive scheme. (See Note 32)

The controlled entity International Annax Ventures Inc had share options and warrants outstanding at 30 June 2002 as follows:
330,000 at CAN$0.25 by 23 January 2007, 60,000 at CAN$0.25 by 8 December 2003, 445,000 at CAN$0.50 by 7 April 2005.

		CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT 2002	PARENT 2001
17.	**Reserves**				
	Asset revaluation	1,600,000	1,600,000	-	-
		$1,600,000	$1,600,000	$ -	$ -
18.	**Retained profits (accumulated losses)**				
	Retained profits (accumulated losses) at the beginning of the year	(6,712,179)	(5,240,351)	(8,487,607)	(6,528,102)
	Net profit (loss) attributable to members of the parent entity	(2,228,604)	(1,471,828)	(1,261,514)	(1,959,505)
	Retained profits (accumulated losses) at the end of the year	($8,940,783)	($6,712,179)	($9,749,121)	($8,487,607)

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

19. Contingent Liabilities

Secured

(i) The parent entity and its controlled entities have entered into guarantees, contracts, maintenance bonds, and warranties in the normal course of business.

(ii) The parent entity's controlled entity, Goldfan Limited (Goldfan) had gold forward sales contracts at 30 June 2002, detailed in Note 30. (2001: Nil gold call options sold). Herald has guaranteed the obligations of Goldfan under the contracts.

Where such contracts are entered into, they are subject to change from time to time, or through delivery, however to the extent that Goldfan and Herald are unable to meet or defer those deliveries, then there exists an unlimited contingent liability where adverse price changes occur prior to delivery.

Unsecured

(i) The parent entity is a party to one service agreement and two employment contracts. The maximum contingent liability of the parent entity that may arise from the termination of these agreements is $1,243,380 (2001: $1,224,540) :

Consolidated and parent	- within 1 year	$414,460
	- within 1-2 years	$414,460
	- within 2-5 years	$414,460

(ii) The parent entity's and controlled entity Goldfan Ltd's liabilities in respect of rehabilitation of mine sites (see also Notes 13 and 15 and Directors' Report) are partially reflected by performance bonds provided by a financier to the relevant authorities. Each entity must reimburse the financier to the extent that those bonds are called in by the relevant authorities.

(iii) Exploration and Capital Commitments.

The parent entity and its controlled entities have entered into certain obligations to perform minimum exploration work on leases held. These obligations may vary from time to time in accordance with contracts signed. Tenement lease rentals and Department of Minerals and Petroleum Resources minimum expenditure obligations (which may be varied or deferred on application) for 2002/2003 total $710,922. The consolidated entity has guaranteed performance bonds totalling $1,539,000.

Exploration

At 30 June 2002, planned exploration and development commitments were as follows:

	Consolidated Entity	Parent Entity
	$	$
Within 1 year	6,000,000	300,000
Within 1-2 years	3,000,000	300,000
Within 2-5 years	6,000,000	900,000

These amounts are subject to alteration depending on results obtained.

The above commitments also include minimum obligations, which as noted, can be varied or deferred.

Capital

Capital commitments at 30 June 2002 were Nil. (2001: Nil)

(iv) Native Title

At the date of this report, claims had been lodged in relation to tenements held by the consolidated entity. The effect (if any) that these claims will have, or which future claims will have on the consolidated entity's tenements is not yet known (refer also to Directors' Report).

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

20. Details of Controlled entities

Name	Country of Incorporation	Book value of investment 2002 $	Book value of investment 2001 $	Percentage of shares held 2002 %	Percentage of shares held 2001 %
Goldfan Limited	Australia	100	100	100	100
Herald Operations Pty Ltd	Australia	200	200	100	100
Herald Finance Pty Ltd	Australia	2	2	100	100
Persian Resources NL	Australia	20,120	20,120	100	100
Hercos Pty Ltd	Australia	-	-	100	100
International Annax Ventures Inc (IAX) and its subsidiaries	Canada	4,523,477	3,532,847	73	70
Jag Mining Corp (L) Ltd	Malaysia	-	-	100	100
PT Herald Indoraya Emas	Indonesia	-	-	80	80
Lexus Mining Corp	British Virgin Islands (BVI)	-	-	100	100
Gain & Win Ltd	BVI	-	-	100	100
PT Dairi Prima Mineral	Indonesia	-	-	80	80
PT Herald Mining Services	Indonesia	-	-	100	100

International Annax Ventures Inc ("IAX") at 30 June 2001 was 69.64% owned by Herald Resources Limited ("HRL") and at 30 June 2002 was 73.28% owned by HRL. Subsequent to balance date, HRL increased its interest in IAX to 100%.

	Consolidated Entity		Parent Entity	
	2002	2001	2002	2001
	$	$	$	$
Outflow of cash to acquire IAX net of cash acquired				
Cash consideration	990,630	1,412,509	990,630	1,412,509
Less: Balances acquired	-	-	-	-
Cash	-	-	-	-
Outflow of cash	$990,630	$1,412,509	$990,630	$1,412,509

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

21. Remuneration of Directors and Executives

	2002	2001
Directors The following were Directors of the parent entity during the financial year and previous financial year	**TM Allen** **GJ Hutton** **MP Wright**	TM Allen GJ Hutton MP Wright
The numbers of Directors (excluding alternate directors) of the parent entity who received, or were due to receive remuneration, brokerage, commissions, bonuses, and salaries directly or indirectly, from the parent entity or any related corporation during the financial year as shown in the following bands, were:		
$ 10,000 - $19,999	1	1
$ 170,000 - $179,000	1	1
$ 220,000 - $229,999	-	1
$ 230,000 - $239,999	1	-

The total of all remuneration, benefits, superannuation, bonuses, and salaries paid or payable or otherwise made available to Directors, by entities in the consolidated entity and related parties, in connection with the management by officers of the parent entity or its controlled entities was: directors of entities in the consolidated entity $430,660 (2001: $415,870); directors of the parent entity $430,660 (2001: $415,870).

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2002	2001	2002	2001
Executive Remuneration Remuneration received or due and receivable by executive officers of the consolidated entity (excluding share options), from entities in the consolidated entity and related entities for management of the affairs of the consolidated entity, whose remuneration is $100,000 or more.	$370,298	$354,134	$370,298	$354,134
The number of executives whose income was within the following bands:	No.	No.	No.	No.
$100,000 - $109,999	1	1	1	1
$110,000 - $119,999	-	1	-	1
$130,000 - $139,999	2	-	2	-
$140,000 - $149,999	-	1	-	1

Retirement and Superannuation Payments
Amounts of a prescribed benefit given during year by the parent entity or a related party to a Director or a prescribed superannuation fund in a connection with the retirement from a prescribed office totalled NIL.

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

22. Segment information

The consolidated entity's operations comprised the production and sale of gold, exploration, and evaluation, of gold and base metals prospects and associated investments predominantly within Australia and South East Asia.

2002 Geographic Segments	Australia	South East Asia/Canada	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	2,597,208	-	-	2,597,208
Other revenue	15,464	-	-	15,464
Unallocated other revenue	-	-	-	-
	2,612,672	-	-	2,612,672
Segment results	(966,962)	(1,261,642)	-	(2,228,604)
Unallocated expenses				-
Consolidated operating (loss) before income tax				($2,228,604)
Segment assets	5,339,742	6,111,284	-	11,451,026
Unallocated assets				-
Total assets				$11,451,026

Other Segment Information (2002)	Australia	South East Asia/Canada	Intersegment Eliminations	Consolidated
Acquisition of property, plant and equipment	503,407	-	-	503,407
Capitalised explortion and development expenditure	663,756	1,227,272	(190,709)	1,700,319
Depreciation	(37,450)	(7,139)	-	(44,589)
Amortisation	-	-	-	-
Exploration written off	(663,756)	(840,698)	-	(1,504,454)
	$465,957	$379,435	($190,709)	$654,683

2001 Geographic Segments	Australia	South East Asia/Canada	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	1,924,397	-	-	1,924,397
Other revenue	155,355	-	-	155,355
Unallocated other revenue	-	-	-	-
	2,079,752	-	-	2,079,752
Segment results	(1,046,287)	(425,541)	-	(1,471,828)
Unallocated expenses				-
Consolidated operating (loss) before income tax				($1,471,828)
Segment assets	7,163,658	5,830,530	-	12,994,188
Unallocated assets				-
Total assets				$12,994,188

The South East Asian operations are carried out predominantly in Indonesia.

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2002	2001	2002	2001
23. Remuneration of Auditors				
The following total remuneration was received by				
• The auditors of the parent entity in respect of:				
Auditing or reviewing the Financial Report	12,000	16,500	7,500	7,500
Other services	25,543	8,280	20,543	4,380
• Other auditors of overseas subsidiaries				
Auditing or reviewing the Financial Report	$18,000	$18,000	$-	$-

24. Related Party Transactions

(a) Fees of $78,000 were paid to a company controlled by Mr MP Wright for the provision of consultancy services pursuant to an ongoing consultancy agreement.

(b) The amount owing by Goldfan Ltd to Herald Resources Ltd at 30 June 2002 was $4,446,976 (non current).
The amount owing by Persian Resources NL to Herald Resources Ltd at 30 June 2002 was $1,289,163 (non current) (fully provided for).
The amount owing by Herald Resources Ltd to Herald Finance Pty Ltd at 30 June 2002 was $6,291,951 (non current).
The amount owing by Herald Operations Pty Ltd to Goldfan Ltd at 30 June 2002 was $7,208,696 (non current).
The amount owing by Herald Operations Pty Ltd to Herald Finance Pty Ltd at 30 June 2002 was $459,111 (non current).
The amount owing by Herald Finance Pty Ltd to Goldfan Ltd at 30 June 2002 was $8,325,627 (non current).
The amount owing by Hereos Pty Ltd to Herald Resources Ltd at 30 June 2002 was $176,677 (non current).
The amount owing by Goldfan Ltd to Herald Operations Pty Ltd at 30 June 2002 was $3,686,698 (current).
The amount owing by International Annax Ventures Inc to Herald Resources Ltd at 30 June 2002 was $1,472,209 (current).

(c) The parent entity has entered into employment contracts with Mr TM Allen and Mr MP Wright providing annual remuneration to a value of $224,963 and $90,765 respectively.

(d) The parent entity has taken out Directors and Officers liability insurance at a cost of $32,640.

(e) The parent entity received operator fees of $190,709 from International Annax Ventures Inc of Canada, of which Mr MP Wright is a director.

(f) Directors and Director-related entities held, directly, indirectly or beneficially as at the reporting date, the following equity interests in members of the consolidated entity

	2002	2001
Herald Resources Limited	No.	No.
Ordinary shares	15,836,714	13,836,714
Options over ordinary shares	760,000	2,600,000
International Annax Ventures Inc		
Options over ordinary shares	-	160,000

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

25. Superannuation

The parent entity sponsors, on behalf of award employees, an occupational superannuation plan. The contributions are based on 8% of the employees' award rate and originally stemmed from the National Wage Decision on 10 March 1987.

	CONSOLIDATED ENTITY	
	2002	2001
26. Outside equity interests in controlled entities		
Contributed equity	3,474,070	3,666,850
Reserves		-
Accumulated losses	(2,283,279)	(2,211,289)
	$1,190,791	$1,455,561

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2002	2001	2002	2001
27. Rental Commitments				
Outstanding rental commitments for premises at 30 June 2002 were as follows:				
Due within 12 months	136,245	131,734	136,245	131,734
Due 1-2 years	136,245	132,245	136,245	136,245
Due after 2 years	158,953	295,198	158,953	295,198
	$431,443	$563,177	$431,443	$563,177

28. Interest in Joint Ventures (see also Note 10)

The consolidated entity has interests in joint ventures as follows:

Joint Venture	Principal Activities	Percentage Interest 2002	Percentage Interest 2001	Expenditure capitalised at 30/6/02
Unincorporated				
Mystery Mint Joint Venture	Gold	25.5%	51% Earning 75%	-
Magnet Road/Lightning Well Joint Venture	Gold	85% (Diluting to 34%)	85% (Diluting to 34%)	-
Crater Joint Venture	Gold	20% free-carried	20% free-carried	-
Rainbow Joint Venture	Gold	40%	80%	-
Coolgardie Joint Venture	Gold	50%	Diluting to 40%	260,000
Sandstone Joint Venture	Gold	Diluting to 40%	Diluting to 40%	-
Montague Joint Venture	Gold	15% free carried	Diluting to15%	-
Dairi Joint Venture	Zinc/Lead/Silver	80% - 70%	IAX 70 - 80%	5,268,348
Agh Darreh Joint Venture	Gold		Unknown	-
Gulgong Joint Venture	Gold/Copper	Earning 75%	Nil	
				5,528,348

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

Coolgardie Joint Venture controlled entity Goldfan Ltd's 50% share of the assets and liabilities of the Coolgardie Joint Venture were:	2002	2001
Mine development expenditure	260,000	-
Plant refurbishment costs	491,000	-
Stores	300,000	-
Cash at bank	208,000	-
Debtors	150,000	-
Prepayments	3,000	-
Provisions	(59,000)	-
Creditors	(1,154,000)	-
	$199,000	$ -

	CONSOLIDATED ENTITY & PARENT ENTITY	
	2002	2001
29. Earnings per share		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	42,570,749	42,337,598

30. Financial instruments

(a) Gold price protection

The consolidated entity had the following positions at the end of the financial year (2000: Nil gold call options sold).

Type	No. of ozs	Maturity	Delivery Price
Gold forward sales	60,000	October 02 to July 06	$606

Gold lease fees on the above are floating on the outstanding balance, settling around an allowance of 150bps. The mark-to-market cost to close out the above positions at 30 June 2002 was negative $331,000.

(b) Net fair value of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

The average interest rate received by the Herald group on funds on deposit for the year was 4.4%.

(c) Interest rate risk exposures

The consolidated entity had no exposure to interest rate risk, other than:

– to the extent of the rate of interest received on cash deposits;

– to the extent of floating gold lease rates on the gold forwards above.

31. Post balance date events

Since the end of the financial year:

– On July 2, the shareholders of the parent entity Herald Resources Ltd and controlled entity International Annax Ventures Inc (IAX) approved a plan of arrangement whereby Herald would acquire all of the outstanding 6,782,748 shares and 835,000 options in IAX not already owned by Herald in exchange for issuing an equivalent number of shares and options in Herald on a 1 for 1 basis to the minority shareholders of IAX. Final issuances of the Herald shares and options were made on 26 August 2002, thereby giving Herald 100% ownership of IAX.

Notes to and forming part of the Financial Statements (Cont'd)

for the year ended 30 June 2002

- In August 2002, MPI/Pittston paid controlled entity Herald Operations Pty Ltd the sum of $3,475,000 plus interest for the purchase of a 50% interest in the Coolgardie gold treatment plant, pursuant to the terms of a mining joint venture agreement dated 3 April 2002.
- In July/August 2002, gold mining and milling operations recommenced at the Coolgardie Gold Project. Additionally, drawdowns commenced on a $7M non-recourse project finance facility from Macquarie Bank for the purpose of development of the Coolgardie Gold Project.

32. Options issued to Directors, employees and consultants, and Loan Scheme (See Note 16)

At the date of this report there were 2,125,000 options outstanding that had been issued to Directors, employees and consultants of the Company.

(1) The principal terms and conditions of 1,390,000 of these options are as follows:

- expiry 30 September 2003;
- exercisable into 1 ordinary share per option;
- exercise price $0.45 per ordinary share;
- options not listed, but transferable;

Under the Loan Scheme applicable to the above option, options holders (excluding non-executive Directors) also have the right upon exercise of options to borrow funds from Hereos Pty Ltd (a wholly controlled entity of Herald) sufficient to exercise the options.

The principal terms and conditions of the Loan Scheme are:

- interest free;
- non recourse to borrower in the event that sale proceeds insufficient to repay loan;
- proceeds from any share sales applied to loan first;
- loan repayable on termination or at Directors' discretion;
- normal default provisions.

(2) The principal terms and conditions of 735,000 of these options are as follows:

- expiry 8 December 2003 (60,000 options) 7 April 2005 (445,000 options) 23 January 2007 (230,000 options);
- exerciseable into 1 ordinary share per option;
- exercise price $0.29 (60,000 options), $0.35 (445,000 options), $0.29 (230,000 options);
- options not listed, but transferable;
- options not subject to Loan Scheme.

Directors' Declaration

The Directors of the Company declare that:

(1) the financial statements and notes, as set out on pages 8 to 28:

a) comply with Australian Accounting Standards and the Corporations Act; and

b) give a true and fair view of the financial position as at 30 June 2002 and of the performance of the Company and consolidated entity for the year ended on that date;

(2) in the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This statement is made in accordance with a resolution of the Board of Directors.

M P WRIGHT
Director

27 September 2002

Independent Audit Report to the Members of Herald Resources Limited

SCOPE

We have audited the financial report of Herald Resources Limited and controlled entities comprising the Directors' Declaration, Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and notes to and forming part of the financial statements for the year ended 30 June 2002 as set out on pages 8 to 29. The financial report includes the consolidated financial report of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Australian Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and performance, as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Herald Resources Limited is in accordance with:

(a) the Corporations Act, including:

  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements in Australia.

STANTON PARTNERS
John P Van Dieren
Partner

27 September 2002

Level 1, 1 Havelock Street
West Perth Western Australia

HERALD RESOURCES LIMITED

Information Relating to Shareholders

at 27 September 2002

1.	**Number of shareholders**			1,710
2.	**Percentage of total holdings held by or on behalf of twenty largest shareholders**			62.96%
3.	**Distribution of shareholders:**	1 - 1,000 shares		216
		1,001 - 5,000 shares		757
		5,001 - 10,000 shares		291
		10,001 - 100,000 shares		404
		100,001 shares and over		42
				1,710
	Holding less than a marketable parcel			187
4.	**Substantial shareholder:**			
	TM & EA Allen & associates (ordinary fully paid shares)			14,786,714

5. **Voting rights**
On a show of hands, one vote for every registered shareholder.
On a poll, one vote for each share held by the registered shareholder.

6. **Directors' interests in equity securities**

	Shares	Options
TM Allen	14,786,714	300,000
MP Wright	1,000,000	160,000
GJ Hutton	50,000	300,000

7. **Other**
The Company does not have an audit committee in existence.
The tax franking account of the consolidated entity stood at $636,609.
The Company is not taxed as a private company.

8. **20 largest shareholders**

ANZ Nominees Limited	7,887,184
Lental Pty Ltd	5,125,000
Allen TM & EA	4,622,750
CDS & Co Pty Ltd	2,796,444
Hereos Pty Ltd	2,660,000
Weybridge Pty Ltd	1,471,301
Allen & TM & EA	1,095,163
National Nominees Limited	978,725
Gundyco	842,246
Permanent Trust Aust Ltd	600,000
Merrill Lynch (Australia)	520,025
Brown Brothers Harriman	515,000
Allen Terrence Michael	512,500
Cominco Ltd	500,000
Yu King Tong	456,575
Pilalitou	440,300
Exterior Holding Pty Ltd	374,583
Nefco Nominees Pty Ltd	372,500
Vector Nominees Pty Ltd	319,966
Drysdale Robina	304,625
	32,394,887

9. The name of the company secretary is Michael P Wright.

10. Registers of securities are held at 1/770 Canning Hwy, Applecross WA 6153 and Level 3/50 Colin Street, West Perth WA 6005.

Information Relating to Shareholders (Cont'd)

at 27 September 2002

11. Stock Exchange Listing has been granted for all of the ordinary shares of the Company on all member exchanges of the Australian Stock Exchange Limited.

12. The registered office is maintained at Level 3/50 Colin Street, West Perth WA 6005.